UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 3)*

Affinity Gaming
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

Not Applicable
(CUSIP Number)

Richard C. Patton c/o Courage Capital Management, LLC 4400 Harding Road, Suite 503 Nashville, Tennessee 37205 United States of America
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 6, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [X].

*        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Not Applicable
1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Courage Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Tennessee

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON
IA

CUSIP No.	Not Applicable

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Courage Investments, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Not Applicable

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Courage Credit Opportunities Fund II, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	Not Applicable

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Richard C. Patton

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	Not Applicable

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, $0.001 par value (the "Common Stock") of Affinity Gaming, a Nevada corporation (the "Issuer").  The address of the executive offices of the Issuer is 3755 Breakthrough Way, Suite 300, Las Vegas, Nevada, 89135.

Item 2.	Identity and Background.

(a - c, f))
This Schedule 13D is being filed jointly by Courage Capital Management, LLC (the "Management Company"), Courage Investments, Inc. (the "General Partner"), Courage Credit Opportunities Fund II, L.P. ("Opportunities Fund II") and Mr. Richard C. Patton ("Mr. Patton", and collectively, the "Reporting Persons").

The Management Company is a Tennessee limited liability company, the General Partner is a Delaware corporation, Opportunities Fund II is a Delaware limited partnership and Mr. Patton is a United States citizen.

The Management Company serves as investment manager to private investment funds, including Opportunities Fund II.  The General Partner serves as general partner to private investment funds, including Opportunities Fund II.  Opportunities Fund II is a private investment fund.  The principal business office of the Reporting Persons is c/o Courage Capital Management, LLC, 4400 Harding Road, Suite 503, Nashville, Tennessee 37205.

During the past five years, none of the Reporting Persons has been: (i) convicted in any criminal proceeding, or (ii) a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(d)	None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock reported herein were acquired as a result of a conversion of the Issuer from a Nevada limited liability company into a Nevada corporation, and the conversion of the common units (the "Common Units") of such limited liability company previously held by Opportunities Fund II into shares of Common Stock.  The Common Units previously held by Opportunities Fund II were acquired in connection with the bankruptcy reorganization of the Issuer's predecessor, or following the reorganization in open market purchases using the working capital of Opportunities Fund II.  No borrowed funds were used to purchase the Common Stock of the Issuer, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired interests in the Issuer for investment purposes and held the converted shares of Common Stock for investment purposes.  The Management Company, as investment manager to Opportunities Fund II, the General Partner, as general partner of Opportunities Fund II and Mr. Patton, as sole director of the Management Company, shared investment power and voting power with respect to the Common Stock held by Opportunities Fund II.
The Reporting Persons currently have no plan or proposal which relates to, or would result, in any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although the Reporting Persons each reserves the right to formulate such plans or proposals in the future.

Item 5.	Interest in Securities of the Issuer.

(a - e)
As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of 0 shares of Common Stock, constituting 0% of the Common Stock, based upon 20,303,718 shares of Common Stock outstanding as of November 14, 2014, as reported in the Issuer's Form 10-Q, filed on November 14, 2014.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B.

As of January 6, 2015, each Reporting Person ceased to be the beneficial owner of any securities of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.
By virtue of the relationships between the Reporting Persons, as described in Item 2, the Reporting Persons may be deemed to be a "group" under the Federal securities laws.  Except as otherwise set forth in this Schedule 13D, the Reporting Persons expressly disclaim beneficial ownership of any of the shares of Common Stock and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any Reporting Person is a beneficial owner of any such shares.
Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships with the Issuer, any shareholder of the Issuer or any other person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement, dated as of January 8, 2015 by and between the Reporting Persons. Exhibit B: Transactions by the Reporting Persons in the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 8, 2015
(Date)

Courage Capital Management, LLC

By:	/s/ Richard C. Patton
Name: Richard C. Patton
Title: Chief Manager

Courage Investments, Inc.

By:	/s/ Donald R. McLamb, Jr.
Name: Donald R. McLamb, Jr.
Title: President

Courage Credit Opportunities Fund II, L.P.

By:	/s/ Donald R. McLamb, Jr.
Name: Donald R. McLamb, Jr.
Title: President of the General Partner

Richard C. Patton, as an individual

By:	/s/ Richard C. Patton
Richard C. Patton

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this amendment 3 to Schedule 13D, dated January 8, 2015, relating to the Common Stock of Affinity Gaming shall be filed on behalf of the undersigned.

January 8, 2015
(Date)

Courage Capital Management, LLC

By:	/s/ Richard C. Patton
Name: Richard C. Patton
Title: Chief Manager

Courage Investments, Inc.

By:	/s/ Donald R. McLamb, Jr.
Name: Donald R. McLamb, Jr.
Title: President

Courage Credit Opportunities Fund II, L.P.

By:	/s/ Donald R. McLamb, Jr.
Name: Donald R. McLamb, Jr.
Title: President of the General Partner

Richard C. Patton, as an individual

By:	/s/ Richard C. Patton
Richard C. Patton

Exhibit B

Transactions by the Reporting Persons in Common Stock, par value $0.001 per share during the past sixty days

Date of Transaction	No. of Common Shares Sold	Price per Share

1/6/2015	1,191,327	$9.50